Exhibit 5

Townsquare Media, Inc.

240 Greenwich Avenue

Greenwich, CT 06830

August 16, 2016

Madison Square Garden Investments, LLC

c/o The Madison Square Garden Company

Two Pennsylvania Plaza

New York, NY 10121

Attention: Donna Coleman, Executive Vice President and Chief Financial Officer

Facsimile: (212) 465-6466

Re:	Board Observer Rights

Ladies and Gentlemen:

This letter agreement (“Letter Agreement”) evidences our agreement regarding the right of Madison Square Garden Investments, LLC (the “Investor”), to designate one representative to attend and observe meetings of the board of directors (the “Board”) of Townsquare Media, Inc., a Delaware corporation (the “Corporation”).

1.	Board Observer Rights. For so long as the Investor and its respective Affiliates collectively hold at least 75% (subject to the proviso below) of the number of shares of Common Stock, warrants to purchase Common Stock, other equity securities or securities exercisable for Common Stock or other equity securities held as of the date hereof (the “Qualifying Equity”), the Investor shall have the right to send one (1) representative reasonably acceptable to the Corporation to observe meetings of the Board and any committees thereof (an “Observer”). The Observer shall, along with the members of the Board, as applicable, receive notices of Board and committee meetings and copies of the Board and committee presentations, consents and all other materials delivered to members of the Board; provided, however, that the Observer may decline the receipt of certain types of materials and other information in its sole discretion. An Observer will not have any right to vote at any meeting of the Board or any committee thereof. By sending a representative to a meeting, each Person appointing an Observer shall agree, and each such Observer shall agree, to be bound by all confidentiality duties that apply to members of the Board at such meetings, including with respect to any materials to which such Observer had access. In addition, if upon the reasonable advice of the counsel of the Corporation, the Board determines in good faith that the presence of any Observer at any Board or committee meeting or any Observer’s access to any materials related to such Board or committee meeting would constitute a conflict of interest, waive legal or attorney-client privilege or violate applicable law or regulation, upon notice to such Observer regarding such meeting and such conflict, waiver or violation, such Observer shall not be entitled to participate in and shall leave such meeting until such time as his or her presence would no longer result in such conflict, waiver or violation and/or shall not be permitted access to such materials, as applicable. The Investor may, in its sole discretion, decline to appoint an Observer or elect not to continue to exercise its right to maintain an Observer at any time and from time to time following the date hereof.

2.	No Fiduciary Duty. The parties hereto agree that the Observer will not assume any fiduciary duty or other liability toward the Corporation or its stockholders, and the Corporation acknowledges that the Observer will not be subject to any corporate opportunity doctrines, by virtue of the grant of observer rights to, or exercise of observer rights by, such Observer as set forth in this Letter Agreement. The Corporation also acknowledges that the grant of observer rights to, or exercise of observer rights by, an Observer does not limit the ability of the Investor and its affiliates to compete with the Corporation in any market.

3.	Indemnification. The Corporation hereby agrees to indemnify and hold harmless the Observer to the same extent and in the same manner as the Corporation indemnifies its non-employee members of the Board.

4.	Definitions.

“Affiliate” means, with respect to any Person, any other Person that controls, is controlled by, or is under common control with such Person; the term “control,” as used in this definition, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and “controlled” and “controlling” have meanings correlative to the foregoing.

“Common Stock” means, collectively, the Class A Common Stock, the Class B Common Stock, and the Class C Common Stock of the Corporation.

“Person” means an individual, a partnership, a joint venture, an association, a joint stock company, a corporation, a limited liability company, a trust, an unincorporated organization, an investment fund, any other business entity or a governmental entity or any department, agency or political subdivision thereof.

5.	Governing Law. THIS LETTER AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW.

6.	No Modification; Termination. This Letter Agreement may not be amended or otherwise modified without the prior written consent of the Corporation and the Investors.

7.

Miscellaneous. This Letter Agreement may not be assigned by any party or by operation of law or otherwise without the prior written consent of the other parties hereto. Any attempted assignment in violation of this Section 7 shall be null and void. No Person (other than the parties hereto) shall have the right to enforce this Letter Agreement. The parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Letter Agreement, and this Letter Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder or any rights to enforce any provision of this Letter Agreement, excerpt that an Observer shall be a third-party beneficiary with respect to, and entitled to enforce, the provisions of Section 2 and Section 3 hereof. This Letter Agreement may be executed in any number of counterparts (including by facsimile), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

[Signature page follows]

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof by returning to us executed counterparts hereof.

Very truly yours,

TOWNSQUARE MEDIA, INC.

By: /s/ Steven Price
Name: Steven Price
Title: Chairman and Chief
Executive Officer

ACCEPTED AND AGREED as of the date first written above:

MADISON SQUARE GARDEN INVESTMENTS, LLC

By:	/s/ Donna Coleman

Name:	Donna Coleman
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Board Observer Rights Letter Agreement]